Exhibit 99.1

YAS Digital Group Ltd and Mint Incorporation Ltd

Form Strategic Joint Venture to Advance Robotics and AI Insurance Solutions

Hong Kong, June 25, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that it has entered into a joint venture agreement (the “JV Agreement”) with YAS Digital Group Limited (“YAS”) to establish YAS Robotics Limited (the “JV Company”), a new Hong Kong-based joint venture company focused on the development, marketing and distribution of robotics and AI related insurance products.

YAS is an insurtech group developing AI-native insurance infrastructure and distribution capabilities across the Asia-Pacific region and is a licensed insurance agency regulated by the Hong Kong Insurance Authority. Pursuant to the JV Agreement, YAS will hold seventy-five percent (75%) and Mint will hold twenty-five percent (25%) of the issued shares of the JV Company.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint stated: “Having collaborated with YAS to develop embedded micro-insurance solutions specifically for commercial robots, we have recognized the enormous demand and potential for robotics insurance. The establishment of the JV Company represents an important step in our efforts to advance both robotics insurance and AI insurance. By synergizing Axonex’s robotics and data capabilities with YAS’s embedded insurance platform, we aim to create a new category of protection that makes AI and robotics safer, more predictable, and more accessible for businesses across Hong Kong and Southeast Asia. Our competitive edge lies in embedding real-world operational data of robots and AI directly into the underwriting and design of our insurance products, which may help lower adoption risks and enable businesses to deploy robotics and AI with greater sustainability and cost-efficiency.”

Mr. William Lee, Co-Founder of YAS, said: “Given our focus on AI-native insurance, the JV Company presents a strategic opportunity. This collaboration enables us to gain deeper insights into the risks enterprises face when deploying robotics and AI across the region, which we believe will allow us to develop more precise and fit-for-purpose insurance solutions. Together, we aim to empower businesses to deploy robotics and AI with greater safety and operational efficiency.

Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI), a Hong Kong-based company listed on NASDAQ, specializes in artificial intelligence (AI), robotics, and interior design. Through its subsidiary, Axonex Intelligence Limited, Mint delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, government agencies, and more. Mint also operates Matter International Limited, providing professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Axonex Intelligence Limited

Axonex is a wholly-owned subsidiary of Mint Incorporation Limited (NASDAQ: MIMI). The company develops advanced AI, robotics, and intelligent automation solutions. Axonex is actively deploying robots in logistics, construction, retail, and facility management sectors in Hong Kong and the Greater Bay Area.

About YAS DIGITAL LIMITED

YAS is an award-winning data and AI-powered risk management technology company and a licensed insurance intermediary regulated by the Hong Kong Insurance Authority. It is a pioneer in embedded insurance across Asia, delivering real-time, context-driven protection through advanced technology.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

Media Enquiries
Strategic Financial Relations Limited

Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk